50
9/5/03



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VF 9-4-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50527



MAIL PROCESSING SECTION
RECEIVED
AUG 28 2003
187

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July, 1 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Benefit Funding Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23945 Calabasas Road Suite 113-B
(No. and Street)

Calabasas	California	91302
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Leach (818) 225-9529
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevin G. Breard, CPA An Accountancy Corporation
(Name — if individual, state last, first, middle name)

9010 Corbin Avenue, Suite 7	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 09 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Benefit Funding Services, LLC, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Calif
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 27th day of Aug, 2003

Notary Public

By: [signature]
Signature

Manager
Title



STEPHEN A. TRAMONTANA
COMM. #1350472
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires April 9, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL PROCESSING
RECEIVED
AUG 2 8 2003
WASH. D.C.
SECTION

Benefit Funding Services, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Benefit Funding Services, LLC

I have audited the accompanying statement of financial condition of Benefit Funding Services, LLC as of June 30, 2003, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Funding Services, LLC as of June 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Benefit Funding Services, LLC
Statement of Financial Condition
June 30, 2003

Assets

Cash and cash equivalents	$	244,243
Accounts receivable		208
Prepaid expenses		2,121
Deposits		209
Total assets	$	246,781

Liabilities and Member's equity

Liabilities

Accounts payable and accrued expenses	$	6,355
Exchange		136,143
Income taxes payable		3,300
Total liabilities		145,798

Member's equity

Member's equity		100,983
Total member's equity		100,983
Total liabilities and member's equity	$	246,781

The accompanying notes are an integral part of these financial statements.

Benefit Funding Services, LLC
Statement of Income
For the year ended June 30, 2003

Revenue	
Commission income	$ 820,551
Interest and dividends	1,050
Total revenue	821,601
Expenses	
Occupancy and equipment rental	3,807
Interest	1,074
Professional fees	50,852
Penalties	1,658
Other operating expenses	12,059
Total expenses	69,450
Income before income tax provision	752,151
Income tax provision	
Income tax provision	14,828
Total income tax provision	14,828
Net income (loss)	$ 737,325

The accompanying notes are an integral part of these financial statements.

Benefit Funding Services, LLC
Statement of Changes of Member's Equity
For the year ended June 30, 2003

	Member's Equity
Balance, July 1, 2002	$ 138,114
Net income (loss)	737,325
Member's distribution	(774,456)
Balance, June 30, 2003	$ 100,983

The accompanying notes are an integral part of these financial statements.

Benefit Funding Services, LLC
Statement of Changes in Cash Flow
For the year ended June 30, 2003

Cash flows from operating activities:		
Net income (loss)		$ 737,325
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
(Increase) decrease on:		
Accounts receivable	$ 24,051	
Prepaid expenses	(1,238)	
(Decrease) increase in:		
Accounts payable	4,824	
Exchange	136,143	
Income taxes payable	(2,700)	
Total adjustments		161,080
Net cash and cash equivalents provided by operating activities		898,405
Cash flows from investing activities:		–
Cash flows from financing activities:		
Member's distributions	(774,456)	
Net cash and cash equivalents used in financing activities		(774,456)
Net increase in cash and cash equivalents		123,949
Cash and cash equivalents at beginning of year		120,294
Cash and cash equivalents at end of year		$ 244,243

Supplemental disclosure of cash flow information:

Cash paid during the year for	
Income taxes	$ 11,528
Interest	$ 1,074

The accompanying notes are an integral part of these financial statements.

Benefit Funding Services, LLC
Notes to Financial Statements
For the year ended June 30, 2003

Note 1: GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Benefit Funding Services, LLC (the "Company") was organized in Nevada on September 11, 1997, as a single member Limited Liability Company. The Company is registered as a broker–dealer under the Securities Exchange Act of 1934 and is a member of the National Association of the Securities Dealers, Inc. (NASD).

The Company is a non–retail broker which does not hold accounts nor does the Company have any registered representatives or clients. The Company receives overrides from the broker–dealers of insurance companies for arranging the sale of variable life insurance and annuity products by registered representatives of retail broker–dealers. Under the terms of the Company's operation agreement, the Company shall continue in existence until December 1, 2030, unless terminated sooner or extended pursuant to certain conditions.

The Company is wholly owned by New First Financial Resources, LLC (New FFR).

Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts or revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents consist of amounts on deposit with major financial institutions and highly liquid investments with a maturity of three months or less.

The Company recognizes fee income as earned. Fees represent overrides on variable life contracts from referrals by New FFR principals.

The Company is a Nevada registered limited liability company doing business in California. The Federal taxation is similar to a partnership, whereby the taxes are paid at the member level. Nevada does have a state tax, however, limited liability company's are subject to a gross receipts tax in California.

The Company maintains several bank accounts at financial institutions which are insured by the Federal Deposit Insurance Corporation (FDIC), up to $100,000. At June 30, 2003 the Company had deposits with financial institutions with uninsured cash balances totaling $144,243. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 2: INCOME TAXES

The Company is treated as a disregarded entity for federal tax purposes, in accordance with single member limited liability rules. All tax effects of the Company's income or loss are passed through to the sole member. Therefore no federal tax provision has been provided. However the Company is subject to a gross receipts tax in California for limited liability companies (LLC). For the year ended June 30, 2003 the Company recorded $3,300 for this tax. The Company paid an additional $11,528 in LLC fees for prior years.

Note 3: COMMITMENTS AND CONTINGENCIES

Variable Insurance Securities Products

In April 2001, the Company entered into an agreement with New First Financial Resources, LLC, the sole member and owner of the Company, for distributions of net profits. The Company can discretionarily distribute monthly up to 95% of its monthly net profits to its single member/owner. Pursuant to this agreement, the Company distributed $774,456 to New FFR for the year ending June 30, 2003.

Fixed Insurance Products

The Company receives as a conduit/custodian on behalf of its member/owner, from insurance companies which also delivers to the Company commissions on variable products, funds for the payment of commissions on fixed insurance products. The Company then forwards these funds to its member/owner. At June 30, 2003, the Company was holding $136,143 in exchange which needed to be forwarded to its member/owner.

Note 4: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but by June 30, 2003, the Company's net capital of $97,045 exceeded the minimum net capital requirement by $92,045; and the Company's ratio of aggregate indebtedness ($9,655) to net capital was 0.10 : 1.

Benefit Funding Services, LLC
Notes to Financial Statements
For the year ended June 30, 2003

Note 5: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 100,346
Adjustments:		
Rounding	$ (1)	
Income taxes payable	(3,300)	
Total adjustments		(3,301)
Net capital per audited statements		$ 97,045

Benefit Funding Services, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2003

Computation of net capital:		
Member's equity		
Contributed capital	$ 36,500	
Retained earnings	64,483	
Total member's equity		$ 100,983
Less: Non allowable assets		
Prepaid expenses	(2,121)	
Deposit	(209)	
Total adjustments		(2,330)
Net capital before haircuts		98,653
Less: Haircuts		
Total Haircuts		(1,608)
Net Capital		97,045
Computation of net capital requirements:		
Minimum net capital requirements		
6 2/3 percent of aggregate indebtedness	$ 644	
Minimum dollar net capital required	5,000	
Net capital required, greater of above		5,000
Excess net capital		$ 92,045
Ratio of aggregate indebtedness to net capital	0.10: 1	

There was a difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated June 30, 2003. (See Note 5)

See independent auditor's report.

Benefit Funding Services, LLC
Schedule II - Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of June 30, 2003

A computation of reserve requirements is not applicable to Benefit Funding Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Benefit Funding Services, LLC
Schedule III - Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of June 30, 2003

Information relating to possession or control requirements is not applicable to Benefit Funding Services, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Benefit Funding Services, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

for the Year Ended June 30, 2003

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Benefit Funding Services, LLC

In planning and performing my audit of the financial statements of Benefit Funding Services, LLC for the year ended June 30, 2003, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Benefit Funding Services, LLC that I considered relevant to objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Kevin G. Breard
Certified Public Accountant

Northridge, California
July 28, 2003